Exhibit A:

Mr. Rickertsen also directly owns a director stock option to purchase 10,000 shares of Class A Common Stock with (i) exercise price of $20.69 per share,
(ii) vesting in two equal annual installments beginning on 02/08/2007 and
(iii) expiration on 02/08/2013.